Exhibit 99.1

Lithium Americas Announces US$10 Million Strategic Equity
Investment in Green Technology Metals

April 28, 2022 - Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) is pleased to announce that it has entered into an agreement to acquire shares of Green Technology Metals Ltd. (ASX: GT1) (“GT1”) in a share placement for total consideration of US$10 million. GT1 is a North American focused lithium exploration and development company with hard rock spodumene assets in north-west Ontario, Canada (“Ontario Lithium Projects”).

“GT1’s team brings a strong track record of lithium exploration and resource extraction, which fits well with Lithium Americas’ expertise in chemical processing,” commented Jon Evans, Lithium Americas’ President and CEO. “With this initial investment, we look forward to working closely with GT1 to help accelerate the development of a North American lithium supply chain.”

GT1’s CEO, Luke Cox, commented, “We are delighted to welcome Lithium Americas to the GT1 register. In combination with our existing strategic delivery partners and major shareholders, Primero and AMCI, we look forward to working with Lithium Americas in executing on our aggressive project advancement and development plans over the next few years.”

The Company’s investment in GT1 is part of a share placement of approximately US$40 million (A$55 million). Upon closing of the share placement, Lithium Americas expects to own approximately 5% of GT1.

Collaboration Framework

In addition to its US$10 million placement, Lithium Americas has entered into a non-binding Collaboration Framework (“Framework”) with GT1 to advance evaluation of a strategically located, integrated lithium chemicals business in North America.

The Framework allows for evaluation of potential cooperative aspects between the two businesses in relation to all aspects of the lithium processing and production value chain, from the processing of spodumene through to the production of battery-grade lithium chemicals. It is set to leverage off and benefit from the considerable expertise within both businesses with respect to the production of both intermediate and final lithium products. Lithium Americas has a well-established and highly technical knowledge base within lithium chemical products and downstream lithium processing, which neatly complements GT1’s upstream mining and spodumene processing expertise and the planned development pathway for its Ontario Lithium Projects.

Key guiding principles of the Framework involve both parties working together in seeking to:

  Rapidly advance GT1’s Ontario Lithium Projects and fast-track the Seymour lithium project (80% GT1) into production.

  Develop midstream and downstream processing routes for battery-grade lithium chemicals in Ontario and across North America.

  Advance development plans and project financing for an integrated lithium chemicals business.

  Source downstream offtake partners and deliver an integrated supply chain solution to customers.

  Leverage Lithium Americas’ Lithium Technical Development Center in Reno to further test and develop intermediate and final lithium products.

About Green Technology Metals

GT1 is a North American focused lithium exploration and development business. GT1’s Ontario Lithium Projects comprise high-grade, hard rock spodumene assets (Seymour, Root and Wisa) and lithium exploration claims (Allison and Solstice) located on highly prospective Archean Greenstone tenure in north-west Ontario, Canada. GT1’s strategy is to build a vertically integrated lithium business in Ontario.

About Lithium Americas

Lithium Americas is focused on advancing lithium projects in Argentina and the United States to production. In Argentina, Caucharí-Olaroz is advancing towards first production and Pastos Grandes represents regional growth. In the United States, Thacker Pass has received its Record of Decision and is advancing towards construction. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Investor Relations
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information, examples of which in this news release include, among other things, statements related to: the Company’s investment in a private placement by GT1 and expected ownership interest upon closing thereof, provided certain conditions to closing are met; the expected benefits to the Company from such investment; any support the Company expects to provide to GT1 to advance its projects; any future acquisition or disposition of securities of GT1; expected benefits to Company from the Collaboration Framework, including expectations regarding future collaboration initiatives, complementary expertise, ability to achieve the guiding principles under the Collaboration Framework, including rapid advancement of the Ontario Lithium Projects, development of processing routes for battery-grade lithium chemicals in Ontario and across North America, advancement of development plans and project financing for an integrated lithium chemicals business, sourcing downstream offtake partners and developing an integrated supply chain solution, and plans to leverage the Company’s technical development center that is under development in Reno for testing and development of lithium products.

Forward-looking information is based upon a number of factors and assumptions that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such information. Such information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingencies. These assumptions include, among others: changes to the current and future business plans of the Company and separately of GT1, and the strategic alternatives available to each of them; stock market conditions generally; demand, supply and pricing for lithium; competitive conditions in the lithium industry and related industries; results of exploration activities and technical reporting by GT1; current technological trends; a cordial business relationship between the Company and GT1, and ability to cooperatively advance and achieve the principles of the Collaboration Framework; political and local support for the proposed initiatives under the Collaboration Framework; and general economic and political conditions in North America and other jurisdictions where the Company and GT1 conducts business.

Additional risks, assumptions and other factors upon which forward-looking information is based, as it pertains to the Company and its properties, are set out in the Company’s management discussion and analysis and most recent annual information form, copies of which are available under our profile on SEDAR at www.sedar.com.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to update or revise the forward-looking information contained in this news release, except as required by applicable law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.